S&P 500 Low Volatility Index®



The S&P 500 Low Volatility Index measures the performance of the 100 least volatile stocks in the S&P 500® based on their historical volatility. The index is designed to serve as a benchmark for low volatility investing in the US stock market.

The challenge

In an environment of continued uncertainty and turbulent markets many investors are asking the question – how can I potentially reduce equity risk while preserving the long term return advantages that stocks generally provide?

Introducing the S&P 500 Low Volatility Index – a diversified equity index that, in back-tested results, has out-performed the S&P 500 over the near, medium, and long term, *with less volatility*.*

The simple approach

The S&P 500 Low Volatility Index follows a transparent and replicable methodology. The Index methodology is simple, as opposed to other more complex low volatility approaches which involve the calculation and estimation of a number of factors.

*Based on a comparison of 1,3,5,10,15,20 year annualized return and annualized standard deviation data, as of December 31, 2011. All information presented prior to the inception date of the S&P 500 Low Volatility Index is back-tested. The back-tested calculations are based on the same methodology that was in effect when the index was officially launched. Past performance is not indicative of future results, including how the S&P 500 Low Volatility Index might perform relative to the S&P 500 in any future period.

HSBC ◆

S&P 500 Low Volatility Index Methodology

There are just three steps in the calculation of the Index:

1) Calculate the historical volatilities of the 500 stocks in the S&P 500 Index using daily standard deviation data for the past year (252 trading days)

2) Rank the stocks in ascending order of their historical volatility

3) Weight the 100 least volatile stocks from Step 2 by the inverse of their volatility, with the least volatile stocks receiving the highest weights

The index is rebalanced after the close on the third Friday of February, May, August, and November of each year, based on market data as of the last business day of January, April, July, and October, respectively.

Index performance*

Annualized price return data as of 12/31/11



S&P 500 Low Volatility Index   S&P 500

	1 Year	3 Years	5 Years	10 Years	15 Years	20 Years
S&P 500 Low Volatility Index	10.88%	12.04%	1.00%	4.12%	5.30%	6.36%
S&P 500		11.66%	-2.38%	0.92%	3.59%	5.67%



Volatility analysis as of 12/31/11

Annualized standard deviation[1]

Time period	S&P 500 Low Volatility Index	S&P 500 Index
1 year	8.78%	15.97%
3 years	11.88%	19.00%
5 years	12.87%	18.91%
10 years	10.77%	15.93%
15 years	12.14%	16.59%
20 years	11.33%	15.01%

Tickers

S&P 500 Low Volatility Index price return	
BLOOMBERG[SM]	SP5LVI
Reuters	.SP5LVI
Yahoo Finance	^SP500LVOL

[1] Standard Deviation:
A statistical measure of the distance a quantity is likely to lie from its average value. In finance, standard deviation is applied to the annual rate of return of an investment, to measure the investment's volatility, or "risk".

*The inception date of the S&P 500 Low Volatility Index was April 20, 2011 at the market close. All information presented prior to the index inception date is back-tested. The back-tested calculations are based on the same methodology that was in effect when the index was officially launched. Past performance is not indicative of future results, including how the S&P 500 Low Volatility Index might perform relative to the S&P 500 in any future period.

Calendar year annual returns



◼ S&P 500 Low Volatility Index   ◼ S&P 500

Sector diversification

Sector	Current weight*	Average weight**	Maximum weight (as of date)
Consumer Discretionary	4.8%	8.6%	16.1% (7/31/91)
Consumer Staples	22.4%	17.5%	31.4% (7/31/09)
Energy	2.6%	5.7%	12.0% (7/31/01)
Financials	10.1%	15.4%	35.0% (7/31/02)
Health Care	8.6%	6.4%	27.1% (4/30/09)
Industrials	6.4%	11.9%	18.7% (10/31/00)
Information Technology	3.7%	1.8%	10.0% (4/30/10)
Materials	4.9%	4.9%	12.1% (4/30/97)
Telecommunication Services	3.6%	2.7%	10.0% (10/31/92)
Utilities	33.0%	25.2%	43.2% (7/31/99)

* as of last rebalancing October 31, 2011
** since October 31, 1990

S&P Low Volatility Index at work – 2008 financial crisis

The S&P Low Volatility Index's weighting to the financial sector was cut by 98% from January 2007 (33.65%) to April 2009* (0.98%).

As shares in financials started showing signs of weakness, their volatility increased and thus fewer of them were eligible for inclusion in the index.

S&P 500 Low Volatility Index – financial sector weighting



*Remainder of sector weightings, April 2009
Energy: 0%, Materials: 2.5%, Industrials: 11.9%, Consumer Discretionary: 2.9%, Consumer Staples: 29.8%, Healthcare: 27.1%, Information Technology: 6.3%, Telecom: 0.9%, Utilities: 17.7%